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Exhibit 4.7

Form 27

MATERIAL CHANGE REPORT

    UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) and CORRESPONDING PROVISIONS OF THE SECURITIES ACTS OF THE PROVINCES OF BRITISH COLUMBIA and ALBERTA

ITEM 1 — Reporting Issuer:

      Systems Xcellence Inc.
      555 Industrial Drive
      Milton, Ontario
      L9T 5C2

ITEM 2 — Date of Material Change:

      January 9,2006

ITEM 3 — Press Release:

      Issued on January 9,2006

ITEM 4 — Summary of Material Change:

SXC Health Solutions, Inc., a subsidiary of Systems Xcellence Inc. (TSX: SXC), a leading provider of healthcare information technology solutions throughout the pharmaceutical supply chain, today announced an agreement to provide information technology and claims adjudication support to MedMetrics Health Partners, Inc. as it administers drug benefits to the State of Vermont's 147,000 Medicaid members. All figures are in U.S. dollars.

Under the three-year, approximately $2.0 million contract, SXC will be MedMetrics' technology partner. Utilizing SXC's state-of-the-art claims processing system, MedMetrics will help the state better control the rapidly rising cost of the prescription drug benefits that it provides to Medicaid beneficiaries, as well as to seniors eligible for the new Medicare Part D drug coverage which began January 1, 2006. MedMetrics assumed responsibility for the State's drug benefits program from the incumbent pharmacy benefit manager ("PBM") effective January 1, 2006, and SXC has commenced processing the claims for these prescription drug transactions. Services provided by SXC include implementation, claims processing, data warehouse and development support.

"This agreement further demonstrates SXC's capabilities to support critical drug benefit programs such as Medicaid and Medicare Part D. It also enhances SXC's position as we pursue similar contracts in the public sector for pharmacy benefit and related services and systems," said Mike Bennof, Sr. Vice President for Public Sector Programs. "We are pleased to expand our partnership with MedMetrics and look forward to working on additional business opportunities with them."

[ITEM 5 — Full Description of Material Change:

      Please see the attached Schedule "A".

ITEM 6 — Reliance on Section 75(3) of the Act:

      n/a

ITEM 7 — Omitted Information:

      n/a

ITEM 8 — Senior Officers:

Gordon Glenn	Irwin Studen
Chief Executive Officer	Chief Financial Officer
Systems Xcellence Inc.	Systems Xcellence Inc.
Tel: (905) 876-4741	Tel: (905) 876-4741
Fax: (905) 876-4447	Fax: (905) 876-4447 investors@sx.com

ITEM 9 — Statement of Senior Officer:

      The foregoing accurately discloses the material change referred to herein.

        DATED at Milton, in the Province of Ontario, this 9th day of January, 2006.

Irwin P. Studen SVP Finance & Administration & CFO

2

INVESTOR RELATIONS CONTACT: Dave Mason The Equicom Group Inc. (416) 815-0700 ext. 237 dmason@equicomgroup.com

SXC Health Solutions, Inc. to Provide Pharmacy Claims Processing for the State of Vermont Medicaid Program Under Subcontract with MedMetrics Health Partners, Inc.

LOMBARD, Illinois January 9, 2006, SXC Health Solutions, Inc., a subsidiary of Systems Xcellence Inc. (TSX: SXC), a leading provider of healthcare information technology solutions throughout the pharmaceutical supply chain, today announced an agreement to provide information technology and claims adjudication support to MedMetrics Health Partners, Inc. as it administers drug benefits to the State of Vermont's 147,000 Medicaid members. All figures are in U.S. dollars.

Under the three-year, approximately $2.0 million contract, SXC will be MedMetrics' technology partner. Utilizing SXC's state-of-the-art claims processing system, MedMetrics will help the state better control the rapidly rising cost of the prescription drug benefits that it provides to Medicaid beneficiaries, as well as to seniors eligible for the new Medicare Part D drug coverage which began January 1, 2006. MedMetrics assumed responsibility for the State's drug benefits program from the incumbent pharmacy benefit manager ("PBM") effective January 1, 2006, and SXC has commenced processing the claims for these prescription drug transactions. Services provided by SXC include implementation, claims processing, data warehouse and development support.

"This agreement further demonstrates SXC's capabilities to support critical drug benefit programs such as Medicaid and Medicare Part D. It also enhances SXC's position as we pursue similar contracts in the public sector for pharmacy benefit and related services and systems," said Mike Bennof, Sr. Vice President for Public Sector Programs. "We are pleased to expand our partnership with MedMetrics and look forward to working on additional business opportunities with them."

"We are very pleased with our partnership with SXC and their support for MedMetrics unique model of true financial transparency. In addition to our not-for-profit status, MedMetrics remains one of the only PBMs in the country associated with a medical school system," said David Calabrese, RPh, MHP, Vice President of Clinical Pharmacy Services for MedMetrics. "We believe our affiliation with UMass Medical School provides us with an exceptional level of access to outstanding clinical resources, enabling us to deliver to our clients the type of objective, academically-based clinical programming that the market has been long calling for. Together with SXC's robust and flexible systems, we are able to bring next-generation services to the public sector."

About MedMetrics Health Partners, Inc.

MedMetrics Health Partners is a non-profit, full-service PBM located in Worcester, Massachusetts, and is affiliated with the University of Massachusetts Medical School. As one of the nation's only non-profit PBMs, MedMetrics features a business model which differs from that of the traditional PBM by providing true net cost drug management with full transparency in all financial transactions and data reporting. Unique among PBMs is MedMetrics' association with a major medical school which affords direct access to expert formulary and clinical guidance and academically rigorous, evidence-based clinical programming support.

About Systems Xcellence Inc.

Systems Xcellence (SXC) is headquartered in Milton, Ontario with offices and processing centres in Lombard, Illinois, Warminster, Pennsylvania, Scottsdale, Arizona and Victoria, British Columbia. Through its subsidiary, SXC Health Solutions, Inc., SXC is a leading provider of healthcare information technology solutions and services to the U.S. healthcare benefits management industry. The company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, independent, chain and mail-order pharmacies and other healthcare intermediaries. SXC can be found on the Internet at www.sxc.com.

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about the Company's business are more fully discussed in the Company's Annual Information Form.

For more information, please contact:

Dave Mason	Irwin Studen
Investor Relations	Chief Financial Officer
The Equicom Group Inc.	Systems Xcellence Inc.
(416) 815-0700 ext. 237	Tel: (905) 876-4741
dmason@equicomgroup.com	investors@sxc.com

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Form 27 MATERIAL CHANGE REPORT